EXHIBIT 99.1

News Release

For Immediate Release	Date: September 25, 2024
24-28-TR

Teck Update on Trail Operations’ Electrolytic Zinc Plant

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) noted today that one of four sections of the Trail Operations’ Electrolytic Zinc Plant has been shut down following a localized fire on September 24.

There were no injuries and there are no expected environmental impacts as a result of the fire. Production from the other three sections of the Electrolytic Zinc Plant continues at Trail Operations as does production of lead and other specialty metals and by-products. Teck is investigating the cause of the incident and will provide further information once available.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Media Contact

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com